UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 22, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pain Therapeutics, Inc.

File No. 0-29959- CF#29459

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Pain Therapeutics, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 24, 2006, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed April 24, 2013.

Based on representations by Pain Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.10 to Form 10-K filed February 24, 2006 until March 14, 2016
Exhibit 10.11 to Form 10-K filed February 24, 2006 until March 14, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Laura Crotty
Special Counsel